Filed by: Enel Chile S.A. (Commission File No. 001-37723)
pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended
Subject Company: Enel Generación Chile S.A. (Commission File No. 001-13240)
Form F-4 Registration No. 333-221156

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information
ontained in this Form, the Registrant is also thereby furnishing the
information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): N/A

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile and its affiliates.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

AmericasActive:11389563.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Nicola Cotugno
--------------------------------------------------

Title: Chief Executive Officer

Date: November 3, 2017

[PRELIMINARY DRAFT – Courtesy Translation]

Santiago, October 26, 2017

Mrs.
Board Members and Shareholders
Enel Green Power Latin America Limitada

Dear Sirs:

The members of the Board of Enel Green Power Latin America Limitada (hereinafter "***Enel Green Power***", "***EGPLA***" or the "***Company***"), unanimously, have designated me as independent expert for the issuance of an expert report on the estimated value of the following companies Enel Green Power and Enel Chile S.A. ("***Enel Chile***") (hereinafter Enel Green Power and Enel Chile, the "***Entities***" or the "***Companies***"), Entities which are planned to merge (hereinafter the "***Merger***"), and an estimation of the exchange ratio of the correspondent shares (hereinafter the "***Exchange Ratio***"), in the event the Merger is materialized, in accordance to the applicable regulations (hereinafter the "***Expert Report***").

The possibility of performing the Merger has been communicated by Enel Chile to the Chilean Superintendence of Insurance and Securities (hereinafter the "***SVS***") by the correspondent Essential Fact dated August 25, 2017.

As indicated and in accordance to what has been set forth in the Service Provision Agreement signed between Enel Green Power and the subscribed (the "***Expert***"), dated October 17, 2017 (hereinafter the "***Service Agreement***"), I am issuing my Expert Report, in the following terms:

1.- Expert Report Objective and Content.

1.1.- Objective. This Expert Report has been engaged in order to be one of the documents the Board of Directors of the Company will make available to the shareholders of Enel Green Power who will have to decide on the Merger, considering Enel Green Power has considered relevant to make applicable the rules of the closed corporations referred to mergers, set forth in the regulations in force, particularly the Corporations Regulation (hereinafter the "***Regulation***"), to this eventual Merger.

1.2.- Content. This Expert Report contains a report on the value of the Entities, the exchange ratio of the correspondent shares, and a *pro forma* balance sheet representing the absorbent entity (Enel Chile), presenting the assets, liabilities and shareholders equity accounts of the Entities.

2.- Available information for the issuance of the Expert Report.

2.1.- Please be aware this Expert Report has been prepared, exclusively, based on the information provided by the Company and in available public information, so the Expert signing this report has not performed any independent investigation or check of the information received.

The information received is financial, corporate and legal, and we understand corresponds –at least- to such information normally a business builds as part of its habitual management control and financial management process.

2.2.- In the same way, I have access to the same type of information of Enel Chile, including information of its subsidiaries Enel Generación Chile S.A. ("***Enel Generación***") and Enel Distribución Chile S.A. ("***Enel Distribución***"), provided by those entities, and

the Expert signing this report has not performed any independent investigation or check of the information received.

2.3.- The information considered for the issuance of the Expert Report is the following:

(i) Historical financial statements;
(ii) Consolidated interim financials as of June 30, 2017, with a revision report issued by EY Audit SpA;
(iii) Attestation Report issued by EY Audit SpA on the *pro forma* financial statements prepared by Enel Chile as of June 30, 2017;
(iv) Budgets for 2017;
(v) Financial projections for the 2018 – 2022 period, including balance sheets, profit & loss statements, expansion and maintenance investments, and main working capital accounts, among others;
(vi) Main operational variables projected, including prices and amounts, of the main incomes, among others;
(vii) In the case of EGPLA, considering it has an important project portfolio, in different development stages, we also received extended projections up to 2026, including sales, operational costs, expansion and maintenance investments, in order to standardize its flows to facilitate the Terminal Value calculation, as well as information of its most relevant projects, of short and medium term;
(viii) Useful life estimations of the different plants and their respective replacement values;
(ix) For the electric generation companies, Enel Chile and EGPLA, we received a breakdown of gross margin, including energy prices estimations, generated/sold quantities, and the direct costs associated to the purchase/sale of energy;
(x) Financial statements as of June 2017;
(xi) *Pro forma* balance sheets as of June 30, 2017;
(xii) Net financial debt and other adjustments (*Equity Bridges*) of the evaluated businesses as of June 30, 2017;
(xiii) Presentations of the generation and distribution businesses;
(xiv) Presentations of the involved relevant company, including Enel Chile, Enel Generación, Enel Distribución, and EGPLA, on September 26, 2017;
(xv) Corporate chart with the share participation in the operative companies;
(xvi) Macro-economic assumptions over which the management based for the preparation of the financial and operational projections; and
(xvii) Other information considered relevant for this report, including a wide list of questions and the answers exchanged with the Entities' management.

2.4.- Part of the information considered is or may be based on future facts, which are part of the expectations or projections of the Companies and/or their management. These future events may or may not occur, so part of the conclusions of this Expert Report may suffer alterations.

3.- Responsibility.

3.1.- Considering the Expert has not made independent verifications of the information provided by the management of the Entities, neither of the public information used in the analysis and conclusions of the Expert Report; the Expert does not assume any responsibility for mistakes or omissions that may exist in the information provided or to

the information the Expert has access to, neither of the impact of such mistakes or omissions may have in the analysis and conclusions that may come, directly or indirectly, of such information.

3.2.- Furthermore, the results and comments included in this Expert Report are subject to the considerations and assumptions included as reference in Annex No. 1 "Considerations and Assumptions", annexed herein.

4.- Use of the Expert Report.

This Expert Report is issued, exclusively, to be used as the report required by article No. 156 of the Regulation, for the Merger.

Thus, the Expert Report is allowed to:

(i) be used as base of the recommendations the Board Members or the Board of the Company give or may give on the Merger and/or the Exchange Ratio;

(ii) be made available to the shareholders of the Company, by the means the Board or the management determines, including its publication in the web pages of the Company and/or its inclusion, as annex, to the F-4 form to be registered in the *Securities and Exchange Commission* of the United States of America, due to the execution of the operation; and

(iii) be made available to the shareholders of EGPLA, by the means the management of the Company estimates.

5.- Methodology used.

The methodology used for the issuance of this Expert Report and its conclusions consist in:

(i) analysis of the available information previously described;

(ii) requests for meetings with the management in order to cover specific matters and to confirm concepts;

(iii) written questions sent, together with the revision of the respective answers;

(iv) valuation method selection (discounted cash flow method –DCF- primarily, based on the analysis of multiple comparable listed companies and transactions involving similar companies solely for reference pursposes), where it was defined the best way to value each of the Entities through a sumof-the-parts methodology;

(v) individual DCF models preparation, analysis of multiple comparable listed companies and transactions;

(vi) detailed calculation of the discount rates ("***WACC***") applicable to the different companies in different business segments, for the DCF models, including the detailed calculation of the Betas compounding the WACC;

(vii) company value and equity value calculation, after discount of the net financial debt and other adjustments explained in Annex No. 3, sensitizing the key value drivers;

(viii) calculation of the relative contribution of the equity value of each of the Entities, in accordance to the respective informed share participation;

(ix) calculation of the Exchange Ratio resulting of the relative equity values consideration, in relation to the number of existing shares and the respective shareholders, and the need of issuing new shares for the capital increase resulting of the eventual Merger;

(x) preparation of this Expert Report and its annexes.

More details of the used methodology may be consulted in Annex No. 3 "Economic Valuation and Exchange Ratio Report", annexed to this Expert Report.

6.- Estimated value of the Entities to be merged.

The estimated value of the Entities resulting from the Expert Report is:

	Enel Chile $	EGPLA $
Expert's value as of 06.30.2017	4,471,189,066,365	1,144,669,005,611

Note: Amounts in Chilean Pesos, considering the observed US dollar as of October 2, 2017 (CLP/USD 637.93). (1)

(1) The FX used is the FX to be used in the final Expert Report, which will be based on financial information as of September 30, 2017.

More details of the estimated value of the Entities may be consulted in Annex No. 3 "Economic Valuation and Exchange Ratio Report", annexed to this Expert's Report.

7.- Estimated Exchange Ratio of the shares of the Entities and number of shares to be issued.

The estimated Exchange Ratio of the shares of the Entities (shares of Enel Chile for shares of Enel Green Power) and shares to be issued from the Expert Report is:

CALCULATION BASED ON VALUATION AS OF JUNE 30, 2017 CAPITAL INCREASE CALCULATION	$	%
Enel Chile Valuation	4,471,189,066,365	79.62%
EGPLA Valuation	1,144,669,005,611	20.38%
MERGED SHAREHOLDERS EQUITY VALUE	**5,615,858,071,977**	**100.00%**
CAPITAL INCREASE	**1,144,669,005,611**	
CALCULATION OF NO. OF SHARES TO BE ISSUED BY ENEL CHILE		
Post merger shares	61,661,012,339	
Shares to be issued	**12,568,239,577**	
EXCHANGE RATIO	**Shares No.**	**Exchange ratio Enel Chile/Exchanged share**
Existing Enel Chile shareholders	49,092,772,762	
Existing EGPLA shareholders	12,568,239,577	**15.19**
Total shares	**61,661,012,339**	

Note: Amounts in Chilean Pesos, considering the observed US dollar as of October 2, 2017 (CLP/USD 637.93). (2)

(2) The FX used is the FX to be used in the final Expert Report, which will be based on financial information as of September 30, 2017.

The Exchange Ratio of the shares of the Entities and the number of shares to be issued is derived from the determination and sensitivity process, explained in more detail in Annex No. 3 "Economic Valuation and Exchange Ratio Report", annexed to this Expert Report

8.- *Pro forma* General Balance Sheet after merger.

The following *pro forma* balance sheet represents the absorbing entity (Enel Chile), presenting the assets, liabilities and shareholders equity accounts of the Entities, with their respective adjustments and balances merged, representing the new entity.

Balance Sheet	Enel Chile Consolidated Historical M$	EGPLA Combined M$	Merger adjustments M$	Enel Chile Proforma Merged M$
Total current assets	724,255,693	129,901,909	(14,469,244)	839,688,358
Total non-current assets	4,548,590,822	1,596,809,010	-	6,145,399,832
TOTAL ASSETS	5,272,846,515	1,726,710,919	(14,469,244)	6,985,088,190
Total current liabilities	505,538,392	99,519,278	(14,469,244)	590,588,426
Total non-current liabilities	1,165,434,190	845,916,851	-	2,011,351,041
TOTAL LIABILITIES	1,670,972,582	945,436,129	(14,469,244)	2,601,939,467
Issued Capital	2,229,108,975	549,504,009	133,764,092	2,912,377,076
Retained earnings	1,675,522,490	113,977,550	(113,977,550)	1,675,522,490
Other reserves	(1,036,620,291)	19,786,542	(19,786,542)	(1,036,620,291)
Equity attributable to controlling shareholders	2,868,011,174	683,268,101	-	3,551,279,275
Non-controlling shareholdings	733,862,759	98,006,689	-	831,869,448
TOTAL SHAREHOLDERS EQUITY	3,601,873,933	781,274,790	-	4,383,148,723
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	5,272,846,515	1,726,710,919	(14,469,244)	6,985,088,190

Merger adjustments consider the following effects:

(1) Current Assets: correspond to the elimination of the related party account receivables among Enel Chile S.A. and its subsidiaries and Enel Green Power Latin América Ltda. and its subsidiaries.

(2) Current Liabilities: correspond to the elimination of the related party account payables among Enel Chile S.A. and its subsidiaries and Enel Green Power Latin América Ltda. and its subsidiaries.

(3) Issued capital: corresponds to the net effect of the elimination of the issued capital of Enel Green Power Latin América Ltda. (EGPLA) and the capital increase to be produced in Enel Chile S.A. as a result of the merger.

It is detailed as follows:

It is detailed as follows:	M$
EGPLA issued capital elimination	(549,504,009)
Enel Chile S.A. capital increase	683,268,101
Total	133,764,092

(4) Retained earnings: correspond to the elimination of the retained earnings in EGPLA, which will be part of the capital increase in Enel Chile S.A.

(5) Other reserves: correspond to the elimination of the accumulated reserves in EGPLA plus the adjustment recognition due to the "push down" of the capital

gain registered by its matrix, resulting from the acquisition of its subsidiary Empresa Eléctrica Panguipulli S.A.

Detailed in:	M$
Other reserves EGPLA	(502,203)
Push down capital gain Panguipulli	(19,284,339)
Total	(19,786,542)

More details of the estimated *pro forma* general balance sheets after merger, may be consulted in Annex No. 3 "Economic Valuation and Exchange Ratio Report", annexed to this Expert Report.

9.- Expert's Declaration.

In accordance to articles No. 156 and No. 168 of the Regulation, the Expert declares:

(i) To be independent from the Entities and from the business group the Entities belong to, from their external auditors and from the consultants or advisors of the Merger;

(ii) Not being related to the Entities, in the terms described by article 100 of Law No. 18,045 on Securities Market; and

(iii) He becomes responsible of the estimations contained in this Expert Report, in accordance to the terms and conditions set forth herein as well as in the Service Agreement.

Luis Felipe Schmidt Gabler
C.I.E. N° 10.375.688-K

IN SANTIAGO, TODAY, SIGNED IN FRONT OF ME, MR. LUIS FELIPE SCHMIDT GABLER, C.I.N. N° 10.375.688-K. SANTIAGO NOVEMBER __, 2017.-

ANNEX No. 1

CONSIDERATIONS AND ASSUMPTIONS

The analysis, comments, indications and conclusions of this Expert Report are subject to the following considerations and assumptions:

1.- This Expert Report was prepared, exclusively, based on the information provided by the Entities and in available public information.

The Expert has not made independent verification of the information provided, neither of the public information used in the analysis and conclusions of the Expert Report; thus the Expert does not issues nor grants any guaranty, representation or insurance of any kind on the truthfulness or precision of such information.

In consequence, the Expert does not assumes neither will assume any responsibility for direct or indirect damages related to any incomplete, inaccurate, erroneous, untrustworthy or untimely information provided to him by the Entities.

2.- This Expert Report is bounded to the request made, contained in the Service Agreement.

Thus, this Expert Report does not include any other matter, information or antecedent that may be relevant or necessary for the proper evaluation of this Expert Report.

3.- Part of the information considered in the Expert Report is or may be based in future facts, which are part of the expectations or projections of the Entities and/or their management. These future events may or may not occur, so part of the conclusions of this Expert Report can be altered in the future, alterations that are not and will not be the Expert responsibility.

4.- The Expert does not express any opinion neither does assure:

(i) The financial statements of the Entities;
(ii) The operational or internal controls of the Entities;
(iii) The final result of the public offering for the acquisition of shares of Enel Generación by Enel Chile, neither of the final terms and conditions in which such operation may finally be performed; nor
(iv) The present or future value of the entity resulting from the Merger;

5.- This Expert Report does not constitute:

(i) a recommendation on the approval of the Merger nor of the Exchange Ratio;
(ii) a financial feasibility revision of the Merger or of the future business of the merged entity;
(iii) a market revision;
(iv) a fairness opinion of the Entities nor of the Merger;
(v) an investment advice;
(vi) a due diligence of the Entities;
(vii) a recommendation of granting financing;
(viii) a tax advice;
(ix) a strategic valuation or advice on the Merger.

6.- This Expert Report, and the analysis, opinions, comments and/or conclusions contained herein are valid as of the date of the Expert Report; and are only valid for the purpose for which the Expert Report has been engaged.

7.- This Expert Report, as well as the analysis, opinions, comments and/or conclusions contained herein may only be used for the purpose for which the Expert Report has been engaged; and cannot be used for any other purpose, save as expressly indicated in the Expert Report, by the Company, any of the Entities, their respective board members, shareholders, managers and/or employees.

8.- The Expert will not be responsible, in any way, of any decision, of any nature, that may be make after the revision of the Expert Report.

Any and all decisions, as well as any implementation and/or execution made by virtue of the Expert Report, will be the exclusive responsibility of the Company, any of the Entities, their respective board members, shareholders, managers and/or employees.

9.- The Expert mentions that the value concept used, expressly or implicitly, in this Expert Report is referred only to the Merger and cannot be applied, necessarily, to a sale price or any other type of transaction that may be performed after the Merger, which depend of other considerations outside the scope of this Expert Report.

10.- Notwithstanding in accordance to the Service Agreement this Expert Report will become the Company's property; this Expert Report may not be published, distributed, nor grant a right of use or a right to query it by the Company, neither any of the Entities, outside the terms indicated in the Service Agreement and this Expert Report.

In consequence, the Expert is released from any and all liability that the use, consultation or improper reading of the Expert Report made by third parties not authorized to do so.

11- The Expert has assumed the fix and current assets, properties, participations or interests in any company or business are free from any encumbrances, limitations or obligations.

The Expert has not independently determined if any fix or current asset, property, participation or interest in any company or business is subject to any encumbrance, limitation or obligation, nor has included the implications or effects of such encumbrances, limitations or obligations in the Expert Report.

12.- This Expert Report shall be read and understood in its integrity, read or select only specific parts of the Expert Report may induct to errors or to miss interpretations, which will not be the Expert's responsibility.

13.- This Expert Report has been prepared with exclusive objective of being one of the documents that the Board of Directors of the Company will make available to the shareholders of Enel Green Power who shall pronounce on the Merger.

14.- It is recommended that any person or entity which wants to use this Expert Report as base to adopt any decision, on the Merger or on the Exchange Ratio, to perform such additional validations or comparisons from other sources which deem necessary and relevant, assuming its own responsibility of basing its decision only in the reading of the Expert Report.

ANNEX No. 2

Methodology used for the determination of the *Pro forma* Balance Sheet of Enel Chile

The *pro forma* balance sheet of the continuing entity included in this Expert Report, presents an addition of the assets, liabilities and shareholders equity accounts of the entities to be merged and has been prepared based on the consolidated financial statements of Enel Chile S.A. and subsidiaries and Enel Green Power Latin América Ltda. as of June 30, 2017, prepared for special purposes and audited by EY Audit SpA, who issued their respective reports dated _______ ______, 2017.

In the consolidation of the *pro forma* balance sheet of the surviving entity, "Enel Chile S.A.", the assets and liabilities to be contributed have been accounted in the values registered in the accounting of the absorbed entity.

For purposes of my review, I have considered:

- Consolidation spreadsheet of the general balance sheet of Enel Chile S.A. and Enel Green Power Latin América Ltda. As of June 30, 2017, provided by the management of Enel Chile S.A. that are attached in Appendix 1, of Annex No. 3, in which the *pro forma* balance sheet of the absorbing entity as of June 30, 2017, is shown.
- Attestation Report issued by EY Audit SpA dated September 28, 2017, referred to the consolidated intermediate *pro forma* balance sheet of Enel Chile S.A. and subsidiaries as of June 30, 2017.
- In order to implement the mentioned Merger, Enel Chile S.A., as surviving entity and as counterpart of the incorporation of the assets and liabilities of Enel Green Power Latin América Ltda., will deliver to the shareholders of the absorbed entity, shares of its own emission, via a capital increase in the absorbing entity.
- The property of Enel Chile S.A. as well as the property of Enel Green Power Latin América Ltda. is concentrated, mostly, in Enel SpA, in a 60.6% and a 100%, respectively.
- In the case of the minority shareholders of Enel Chile S.A., its equity position should be duly safeguarded since, because of the Merger, the shareholders of Enel Green Power Latin América Ltda. will receive, in domain, shares of Enel Chile S.A. in exchange of their original shares.
- Because of the Merger to be performed, the assets and liabilities of Enel Green Power Latin América Ltda., that will be forming the shareholders equity of Enel Chile S.A., shall be registered through a capital increase.
- In accordance to the documentation provided to me, there is no knowledge of any other situation that, to the best of my knowledge, should be informed to the shareholders for the proper consideration of the Merger proposition.

The procedures performed to the *pro forma* balance sheet consisted, mainly, in:

(a) Check that the amounts of assets, liabilities and shareholders equity of the entities participating in the merger, as of June 30, 2017, described in Appendix 1 of Annex No. 3 match with the amounts registered in the interim financial statements revised by EY Audit SpA.

(b) Add, line by line, the assets and liabilities of the balance sheets revised as of June 30, 2017, of the entities involved in the merger process.

(c) Check the eliminations of the merged entities account receivables and account payables, detailed in the column "merger adjustments" in order to generate the pro forma balance sheet, shown in Appendix 1 of Annex No. 3.

(d) Determine the increase of the capital of Enel Chile S.A., the surviving entity, corresponding to the acquisition of the assets and liabilities of Enel Green Power Latin América Ltda., which will result of the merger by incorporation of the last one by the first one. Such capital increase amounts to $ 1,142,731,108,779.

(e) Determine the exchange pro rata described in Annex No. 3.

[Preliminary Draft – Courtesy Translation]

Strictly Private & Confidential

Green Power

[DRAFT]

Enel Green Power Latinoamérica Ltda.

Annex 3: Economic Valuation and Exchange Ratio Report

Providence Capital
CORPORATE FINANCE ADVISORY

October 26, 2017

member of CFI
Corporate Finance International

Providence Capital is a member of Corporate Finance International (CFI), a Swiss Verein, International M&A Network.
www.thecfigroup.com

Table of contents

Executive Summary

1

- Within the process of the corporate reorganization of Enel Group, by which Enel Chile S.A. ("**Enel Chile**") would incorporate the non-conventional renewable assets that Enel Green Power Latin América Limitada ("**EGPLA**" or the "**Company**") has in Chile, through a merger by absorption (hereinafter both referred to as the "**Companies**"); EGPLA named Mr. Felipe Schmidt Gabler as the independent expert for the issuance of an expert report on the estimated value of the merging companies and the exchange ratio of the shares of each company, among others.
- For the purposes of this report, Providence Capital has made use and relied on the information provided by and on behalf of EGPLA including under such premise, meetings held with management, information exchange through Q&A process, and information publicly available, performing no independent investigation or verification of such information.

2

- For the purposes of this report and the conclusions contained herein, Providence Capital performed an assessment of the estimated value of the equity of the most relevant firms where the Companies have an ownership interest, following a sum-of-parts criteria to calculate the equity values, considering the Generation ("Gx") and Distribution ("Dx") businesses in Chile, as well as the present value of organizational costs and net financial debt associated to the holding companies, and other elements incorporated in the equity bridge.
- Company valuations were primarily performed under the Discounted Cash Flow model (DCF), and for cross reference purposes, valuations were also calculated using Trading Comparables and Transaction Comparables methodologies. It is worth mentioning that, for purposes of the valuation and determination of the exchange ratio, the value of the companies has been considered independently and without taking into account potential effects of an eventual merger between them or other companies of the group, as could be Enel Generación Chile ("**Enel Generación**") or Enel Distribución Chile ("**Enel Distribución**"), neither eventual impacts of the potential public tender offer that would take place as part of the reorganization process contemplated. Later on in this presentation, sensitivity and scenario analysis are presented, contemplating different assumptions for the variables in question, also including different valuation scenarios both for EGPLA and Enel Chile.
- Following these considerations, the estimated economic value of the equity of the newly merged company (Enel Chile, as the absorbent company of EGPLA) would be within USD 8,139 millions and USD 9,462 millions, based on a sensitivity run over our mid value point.
- To determine the exchange ratio between Enel Chile and Enel Green Power, we have also performed a sensitivity analysis with different scenarios out of the base case scenario presented in this report. These scenarios where defined considering changes in critical variables that generate relative changes in the valuations of the Companies. In some cases, these changes in variables were conducted asymmetrically. As a result of this analysis, we estimate that the existing shareholders of EGPLA shall own between 19.1% and 21.4% of the equity of the newly merged company, generating the following exchange ratio:
  - Between 14.03x and 16.20x shares of Enel Chile for each share of EGPLA

Executive summary - Estimation of the exchange ratio

Calculation of Exchange Ratio				EGPLA	Enel Chile
A.	Estimated economic value of equity	Equity value		$ 1.794	$ 7.009
		Adjustments		$ 0	$ 0
	(USD million) - mid value	**Net value**		**$ 1.794**	**$ 7.009**
		EGPLA equity value to be considered for the shares' exchange		**$ 1.794**	
B.	**Number of new shares to be issued by Enel Chile:**	**49.092.772.762** Current number of shares	**$ 0,143** Price USD	**12.568.239.577** Number of new shares	
C.	**Exchange Ratio for new shares:**			**827.205.371** Total current shares EGPLA	
	Implied exchange ratio - Base Case - Shares of Enel Chile per EGPLA share			**15,19x**	

Shareholding structure post merger:	**Number of shares Enel Chile**	**% Equity**
Current shareholders of Enel Chile	49.092.772.762	79,6%
Current shareholders of EGPLA	12.568.239.577	20,4%
Total shares Enel Chile post merger	**61.661.012.339**	**100,0%**

Exchange ratio range (based on sensitivity analysis)	**Low**	**High**
	14,03x	**16,20x**

- *The equity value of the Companies are based on the base case mid-value for each of the valued companies, calculated through a sum-of-the-parts using the DCF methodology*
- *Based on mid-values of USD 1,794 million for EGPLA and USD 7,009 million for Enel Chile, the later company would have to issue approx. 12,568 million new shares to be exchanged for shares in EGPLA held by EGPLA current shareholders, within the context of the merger*
- *As EGPLA's equity capital is composed of approx. 827 million shares, the implied exchange ratio based on the calculated equity values would be of 15.19 shares of Enel Chile per each share of EGPLA.*
- *This exchange ratio implies that EGPLA shareholders would held shares representing 20.4% of the equity capital of the new company post merger*
- *Due to the large number of factors that could potentially affect the equity value ranges calculated, we have sensitized the values and the implied exchange ratios in order to calculate a range for the exchange ratio, which fluctuates between 14.03x y 16.20x.*

Scope of work

- As it has been communicated to the market as material fact or *hecho esencial* dated August 25, 2017, Enel Chile proposed to its controlling shareholder, Enel Group, the realization of a corporate reorganization (the "**Reorganization**") whereby Enel Chile would absorb EGPLA's non-conventional renewable energy generation assets in Chile through a merger.
- The merger proposed by Enel Chile would be subject to a successful public tender offer ("**PTO**") to be launched by Enel Chile to acquire up to 100% of the issued shares of its subsidiary Enel Generación. The PTO would have mixed features, including payment in cash and shares to be issued by Enel Chile, and its success would be conditioned to Enel Chile achieving a controlling shareholding of Enel Generación exceeding 75% of its share capital.
- To ensure the PTO feasibility, Enel Chile will have to carry a capital increase, to add Enel Generación minority shareholders participating in the PTO to its shareholders' base. The PTO success will also be conditioned to the materialization of an amendment of Enel Generación by-laws, so such entity ceses to be subject to the Title XII of D.L. 3,500 from year 1980, eliminating limitations of ownership concentration and other restrictions regulated in such Title XII.
- In accordance to the applicable legislation to corporations (article 99 of Corporations Law, article 156 of its Rules, and General Norm number 30 of the Chilean SEC, the SVS), the merger transactions, must be approved by the respective Extraordinary Shareholders Meeting of each of the companies involved. Therefore, the Board of a company participating in a merger agreement must appoint an independent appraiser complying with local regulation in Chile. The independent appraiser shall then, among other, issue a valuation report of the Companies subject to being merged and the implied exchange ratio (the "**Expert Report**").
- Considering that EGPLA could transform itself into a closely held corporation before the merger, the norms regulating the need of an Expert Report would be required to it. Therefore, the Board of Directors of the Company appointed Mr. Felipe Schmidt Gabler, Chilean citizen, married, Bachelor in Business and Administration, ID No. 10,375,688-K, as the independent expert (the "**Expert**") for the procedure of the Reorganization, complying with the requirements of articles No.156 and No. 168, both of the Corporate Company Rules, and with the purpose of issuing the Expert Report, which is subject in its contents to the terms established in article 156 of the Corporate Company Rules and general rule No. 30 of the SVS.
- The valuation work performed by the Expert, to serve as a referential value to estimate the exchange ratio as presented herein, has been developed on the basis of the information provided by the Company. For purposes of this work, the Expert used and relied on the information provided by or in behalf of EGPLA, as well as on information publicly available. The Expert, supported by the financial advisory firm Providence Capital, has made no independent investigation and verification of the information provided by the Company and of the public information used in the analysis and conclusions of the Expert Report.
- In this regard, the Expert and Providence Capital assume no responsibility for any errors and omissions that may exist in the information available and for the analysis and conclusions contained herein the Expert Report.
- The Expert Report is simultaneously presented in two formats, an original version in Spanish and an English courtesy translation copy.

Limitations of work

- This Report was prepared to be used exclusively by the Board and shareholders of EGPLA, as part of their analysis of the transactions that constitute the Merger, and therefore, must be exclusively used in such context, and not to be used for other purposes.
- This Report does not constitute a recommendation, express or implied, to the Board of EGPLA in connection with the convenience to make a decision about the transactions that constitute the Merger.
- In the preparation of this Expert Report no obligation or responsibility is undertaken for potential results or consequences of whether the Merger takes place or not.
- For the purposes of the preparation of this analysis and subsequent conclusions contained in this Expert Report, information delivered in writing and orally by the Company has been made available through its managers in addition to publicly available information, without independent verification of such information's truthfulness, integrity, accuracy, consistency or precision. As to the estimates, projections or forecasts, we have had to assume and trust that they have been prepared in good faith and reasonably, based on assumptions that reflect the best available estimates and judgment by management in connection with expected future results.
- In the preparation of this Expert Report, we assume no obligation or commitment whatsoever for providing legal, accounting or tax advisory services, nor performing due diligence of the companies subject to the merger or Reorganization. Therefore, nothing in this Report may be considered, used or construed as legal, accounting or tax advice, and any contents thereof that makes reference, directly or indirectly, to legal, accounting or tax matters must be understood as a reference to general aspects that we have deemed necessary and relevant to support the analysis.
- As requested by EGPLA, this Expert Report includes: (i) an estimated value of the Companies that will eventually merge and, (ii) estimate of the exchange ratio of the relevant shares, based on the current ex-ante values of the Companies and their shareholders equity, therefore, this Expert Report does not consider any opinion or analysis with regards to any potential likely scenario with respect to variables such as the price of the PTO, the equity ownership achieved by Enel Chile in Enel Generación through the PTO, and the proportion of cash and shares of the PTO, among other
- Finally, we hereby state that we have not been subject to request nor have provided any advisory services neither in connection with the design, choice or structuring of the transactions that conform the Reorganization, nor regarding the terms or conditions or any other aspect of the transactions, nor have we received requests for services different from the preparation of this Report. Therefore, we make no pronouncement in this Report nor make any pronouncement about the possibility of an alternative transaction or a different setup of the companies subject to the Reorganization which may or may not have better outcomes for the shareholders of one or more of the companies involved.

Available Information and Procedures

- For purposes of analysis and evaluation, Providence Capital, acting as advisor to the Expert, had access to private and confidential information provided by the Company's management and through a privately owned data base, and to public information obtained both in written or electronic means through the internet.
- The information provided by the Company's management, submitted through a virtual data room in Intralinks, included among other:
  - Historical financial statements.
  - Financial projections from 2018 – 2022, including balance sheets and income statements, expansion and maintenance capital expenditures, and main working capital accounts, as well as the 2017 budget, among others.
  - In the case of EGPLA, due to its relevant portfolio of projects in a wide range of development stage, the Company also provided extended projections up to 2026, including revenues, operating costs, expansion and maintenance capex, in order to standardize cash flows and facilitate the calculation of the terminal value, as well as information on its most relevant short and mid term projects.
  - Projections of business and operational drivers, i.e. mainly price and quantities constituting the principal revenues, among other.
  - Estimation of usage life of the different plants (by technology) and their respective replacement costs
  - For energy generation companies, for both Enel Chile and EGPLA, the Company provided projections of gross margins, including estimations of energy prices, energy generated and sold, and direct costs related to the sale and purchase of energy up to the year 2045.
  - Financial statements as of June 2017.
  - Net financial debt and other adjustment items (Equity Bridges) as of June 30, 2017.
  - Management presentations by relevant company involved, including Enel Chile, Enel Generación, Enel Distribución and EGPLA (September 26, 2017).
  - Ownership structure of the Companies in operating companies.
- Meetings and conference calls held with the management of the Companies, including Q&A sessions: :
  - In addition to the management presentations held on September 26, 2017, we had several rounds of Q&As, shared through virtual data room Intralinks
  - Held several phone calls with management to cover doubts and information requests
- Information obtained from other proprietary and public sources:
  - Statistical information, market prices, reports of Investment Banks and market multiples obtained from Thomson Reuters and Capital IQ.
  - Company web pages of the evaluated companies and rating agencies.
  - News in general obtained through the web.

Table of contents

Description of the transaction

Previous understanding of the situation

- As it has been communicated to the market as material fact or *hecho esencial* dated August 25, 2017, Enel Chile proposed to its controlling shareholder, Enel Group, the realization of a Reorganization whereby Enel Chile would absorb EGPLA's non- conventional renewable energy generation assets in Chile through a merger.
- The merger proposed by Enel Chile would be subject to a successful PTO to be launched by Enel Chile to acquire up to 100% of the issued shares of its subsidiary Enel Generación, of which it controls already 60% of its equity capital approx.
- The PTO would have mixed features, including payment in cash and shares to be issued by Enel Chile, and its success would be conditioned to Enel Chile achieving a controlling shareholding of Enel Generación exceeding 75% of its share capital.
- To ensure the PTO feasibility, Enel Chile will have to carry a capital increase, to add Enel Generación minority shareholders participating in the PTO to its shareholders' base.
- Enel Chile claims that the Reorganization will form a company with a larger market capitalization, achieving greater liquidity and providing its shareholders with access to cash flows generated from conventional and non-conventional sources, as well as energy distribution.
- Additionally, Enel Chile expects its holding discount to diminish upon achieving a larger percentage of the net income generated by Enel Generación, benefiting all shareholders of Enel Chile
- The Enel Group mentioned that the proposed Reorganization would be in line with some of its strategic objectives, such as achieving a simpler minorities' shareholding structure in Chile, and the respective improved alignment of interests. For this reason, it provided support to the transaction, establishing 4 conditions to continue supporting it:
  1. That the transaction is performed at market terms.
  2. That the transaction increases earnings per share of Enel Chile.
  3. That the Enel Group maintains at the end of the process a similar shareholding of Enel Chile, without loosing controlling at any point in time during the process, within the concentration limits (max. of 65%) on Enel Chile's shareholding
  4. That Enel Generación stops being regulated by Title XII of D.L. 3,500 from 1980, eliminating by-laws' restrictions on ownership concentration, among other.
- Due to the characteristics of the proposed Reorganization, the Boards of Enel Chile and EGPLA voluntarily decided to comply with the norms established by the Corporations law of Chile, regulating related party transactions. This Expert Report has been contracted by EGPLA as a party to the process, in conformity to article 155 of the Corporations Law reglament.

MA1 Corporation bylaw?
Martin Antunez, 26-10-2017

Description of the transaction (cont'n)

Expert Report

- The objective of the Expert Report is to serve as one more piece of the background information that the Board of the Company will make available to EGPLA's shareholders that must decide regarding the merger.
- The Expert Report contains information of the value of the Companies, ex-ante to the proposed transaction, the corresponding share exchange ratios between the Companies and a proforma Balance Sheet that shall be representative of the absorbing entity.

Methodology for estimating relative values

- For purposes of issuing the Expert Report regarding the valuation and share exchange ratio for the Companies' that would be merged, each one of the businesses where the Companies have equity interests were valuated independently following a sum-of-parts criteria, i.e. an independent valuation of Power Generation ("**Gx**") and Distribution ("**Dx**") businesses in Chile.
- The valuation methodologies used for this purposes included the Discounted Cash Flow model ("**DCF**"), and Trading and Transaction Comparable models.
- The prevailing methodology for defining the value of individual businesses and therefore of the Companies was the DCF, while Comparables were used for purposes of benchmarking and crosschecking results obtained through the DCF.
- Subsequently, results were adjusted according to values of specific accounts not included in financial projections (non-operational assets and liabilities with economic impact) and deductions of net financial debt (all adjustments named *Equity Bridges*) to obtain the economic value of the equity for each business. Finally, values of all individual equity stakes of the Companies were summed-up accordingly.

Description of the transaction (cont'n)

- Brief visual description of the proposed Reorganization:


Current corporate structure
Grupo Enel
100,0%
60,6%
Green Power
Latinoamérica
Enel Chile
100,0%
60,0%
99,1%
Green Power
Chile
Generación Chile
Distribución Chile
PTO: in cash and shares
Grupo Enel
100,0%
60,6%
Green Power
Latinoamérica
Enel Chile
PTO
100,0%
75-100%
99,1%
Green Power
Chile
Generación Chile
Distribución Chile
Merger EGPLA – Enel Chile
Grupo Enel
Aproxx. 60,6%
Enel Chile
Merger
100%
75-100%
99,1%
Green Power
Chile
Generación Chile
Distribución Chile

Table of contents

Enel Chile

General Description

- Enel Chile is an electric Chilean holding, that participates in the energy generation business, as well as in distribution and transmission of electricity through it's subsidiaries Enel Generación (60% of participation) and Enel Distribución (99% of participation). The company is controlled by the Italian group Enel SpA, owning a 60.6% of the company equity.
- The company was formerly known as Enersis Chile S.A. and changed it's name to Enel Chile S.A. in November 2016, after a restructuring prrocess.
- During 2016, the company totaled USD 3,160 million in revenues, of which 65% came from the generation business, while the remaining 35% came from the distribution business.

Shareholders



Brokers 4%
Other 3%
ADR 7%
Pension Funds 11%
International 14%
Enel SpA 61%

Source: The company

Operating Info

EBITDA Breakdown



Distribution 24,4%
Generation 75,6%

Source: The company

Enel Generacion Chile

General Description

- Enel Generación is one of the leading companies in the Chilean electric industry, mainly engaged in the generation and commercialization of electricity. Currently, the company operates 111 power plants, directly and indirectly through it's subsidiaries, totaling an installed capacity of 6.3 GW throughout the country (29% of the total installed capacity in the country).
- It's diversified all across the country and in the different types of technologies (hydro, thermal, wind, coal and others).
- As of December 2016, the company totaled USD 2,428 millions in revenues, and recorded an EBITDA of USD 880 million.
- Currently, the company has investment plans of USD 934 millions for the 2018-2022 period, where approximately 64% of the total investment would be allocated to business development and the remaining 36% would be considered maintenance CAPEX.

Shareholders


Other
7,0%
ADR
3,2%
Brokers
3,7%
International
9,7%
Pension Funds
16,4%
Enel Chile
60,0%

Source: The company

Operating Info

Installed capacity by technology (MW)


GTCC
24,4%
Other Thermal
9,7%
Coal
9,7%
Wind
1,4%
Hydro
54,8%

Hydro	3,447
GTCC	1,532
Other	609
Coal	611
Wind	87

Source: The company

Providence Capital
CORPORATE FINANCE ADVISORY

Enel Distribucion Chile

General Description

- Enel Distribución is the largest distribution company in Chile in terms of energy sales (represents 40% of the total distribution sales in the country), and the second largest in terms of number of clients (1.85 millions in Chile). Currently, the company has an indefinite concession with the Ministry of Energy, consisting of 2,105 km2 of total area, serving 33 municipalities of the Metropolitan Region.
- For the transmission and distribution of energy, it operates 361 km of high voltage lines and 16,682 km of medium and low voltage lines.
- The company has an investment plan (CAPEX) of USD 688 million for the 2018-2022 period.

Shareholders


Enel Chile
99%
Other
1%

Source: The company

Operating Info

Revenues (USD mln)


2.200
2.150
2.100
2.050
2.000
1.950
1.900
1.850
1.800
1.750
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
2010
2011
2012
2013
2014
2015
2016
LTM
Revenues
Growth yoy

Source: The company

Enel Green Power Latin America

General Description

- EGPLA generates electricity from renewable resources. It currently operates 16 power plants with an installed capacity of 1,195 MW, diversified accross the country and in different types of renewable technologies. It has 8 solar plants, 8 wind plants, 2 hydroelectric plants and 1 geothermal plant.
- It is the largest renewable energy generation company in Chile in terms of installed capacity, with an estimated 30% market share.
- The company has investment plans (CAPEX) of USD 1,003 million for the 2018-2022 period, in Chile.
- In the projections provided by the company, two group of projects are considered: short term projects and medium term projects. Short term projects include 3 solar plants, 1 wind plant and 1 geothermal plant, totaling 384MW of installed capacity. The development of these projects depends on the long term PPA adjudication probability with Distribution companies and large consumers private companies. The medium term projects include 5 solar plants, totaling 414MW of installed capacity and are also subject to the adjudication of long term PPA contracts.

Shareholders


EGP SpA
100%

Source: The company

Operating Info

Installed capacity by technology (MW)


GEO
48
Hydro
92
Wind
564
Solar
492

Source: The company

Enel Chile Group Main Assets

- The tables below describe the main assets of Enel Chile Group

SEGMENT	COMPANY	TECNOLOGIES	CAPACITY (MW)	
CONVENCIONAL GENERATION	Enel Generación Individual	HYdro, GTCC, Coal, Wind, Other Thermal	3.892	
	Gasatacama	Hydro, CC	1.647	
	Pehuenche	Hydro	699	
	Canela	Wind	78	
RENEWABLES	EGP	Solar, Wind, Hydro, Geothermal	1.534	(1)(2)
	Geotermia Norte	Geothermal	48	
	Talinay	Wind	90	

SEGMENT	COMPANY	Km (HV and MV/LV)	COVERAGE AREA (Km2)	CLIENTS (MILLIONS)
DISTRIBUTION	Enel Distribución Chile	361 and 16.682	2.150	1,85

Source: The company

(1) The installed capacity of EGPLA considers the project Campos de Sol, a solar plant with 339MW of installed capacity, with a long term PPA contract between years 2021 and 2045.

(2) The installed capacity of EGPLA excludes projects categorized by EGPLA as short term and medium term, with installed capacities of 384MW (3 solar projects, 1 wind project and 1 geothermal project) and 414MW (all solar projects), respectively, which are in the process of securing PPAs from distribution companies and large private energy consumers.

Enel Chile Group – Share of control

- This table shows the direct and indirect ownership that each of the companies of the Enel Chile Group have in the most relevant companies that have been valued.
- The Share of Control column shows the percentage with which Enel Chile Group exercises control (or not) over the different companies.

COMPANY	ENEL DISTRIBUCIÓN CHILE	ENEL GENERACION CHILE	ENEL CHILE	ENEL CHILE GROUP TOTAL	SHARE OF CONTROL
ENEL GENERACIÓN CHILE			59,98%	59,98%	59,98%
CANELA		73,03%	1,97%	45,77%	75,00%
PEHUENCHE		92,65%		55,57%	92,65%
TRANSQUILLOTA		48,69%	1,31%	30,52%	50,00%
GASATACAMA CHILE		97,37%	2,63%	61,03%	100,00%
GASODUCTO ATACAMA ARGENTINA		97,37%	2,63%	61,03%	100,00%
HIDROAYSÉN		51,00%		30,59%	51,00%
AYSÉN TRANSMISIÓN		51,00%		30,59%	51,00%
AYSÉN ENERGÍA		51,00%		30,59%	51,00%
GNL CHILE		33,33%		19,99%	33,33%
ENEL DISTRIBUCIÓN CHILE			99,09%	99,09%	99,09%
EE COLINA	100,00%			99,09%	100,00%
LUZ ANDES	99,90%		0,10%	99,09%	100,00%
CHENA	100,00%			99,09%	100,00%
CAMEROS			57,50%	57,50%	57,50%

EGPLA	SHARE OF CONTROL
EGP CHILE INDIVIDUAL	99,99%
GEOTERMIA NORTE	84,59%
TALINAY	60,91%

Source: The company

Table of contents

The valuation process

Understanding the business	Forecast companies' performance	Selection of the appropriate valuation model	Valuation report

Understanding the business

- Key value drivers
- Company strategy
- Industry/segment: size, growth and profitability
- Company positioning within the industry
- Threat of new entrants in the industry
- Threat of substitutes
- Bargaining power of buyers
- Bargaining power of suppliers
- Rivalry among existing competitors
- Key regulatory aspects

Forecast companies' performance

- Historical financial statement analysis
- Macroeconomic scenario
- Key value drivers
- Scenario sensitivity analysis
- Definition of methodology for calculation of terminal values
- Estimate growth rates for perpetuity formulas

Selection of the appropriate valuation model

- Description of the valuation model and key assumptions
- Absolute valuation models:
  - DCF
- Relative valuation models:
  - Transaction comps
  - Trading comps

Valuation report

- Summary and valuation conclusions
- Business description and industry analysis
- Risk factor description
- Description of the relative values of each of the Companies
- Calculation of the Exchange Ratio

Valuation methodologies

- Since the companies have operations in different segments (Gx, Dx) and types of technologies (conventional vs. non conventional) with specific characteristics and different risk-return equations, we chose to value them by the methodology of sum-of-parts, relying on the DCF method, using multiples-based valuations only as a reference
- For the valuation by DCF, we used financial projections provided by management, as well as estimates of terminal value and discount rates that reflect the risks associated with the projected cash flows, calculated by Providence Capital for each of them.
- To the value obtained for each business, we subtracted the net financial debt along with other adjustments, case by case, named Equity Bridges by the management, for determining the equity value of each company.
- Finally, according to the equity interest that each company has over each company valued, we calculate the relative value of each one of the Companies following a sum-of-the-parts criteria (see chapter 5).

Valuation

Absolut Valuation

DCF (most widely used)

- Cash flows to be discounted by company:
  EBITDA (Income)
  (-) Tax calculated on EBIT
  (-) Capex
  (-) Consumption of Working Capital
  = Free Cash Flow for the Company
- Terminal values by company.
- Growth rates of terminal value cash flows.
- Company discount rates (WACC).
- Deriving the Enterprise Values
- Deduction of net financial debt and other adjustments, called by the administration "Equity Bridges".
- Obtaining Equity Values

Relative Valuations

Multiples (referential methodology)

Trading Comps | Transaction Comps

- Selection of appropriate comparables for:
  - Generation
  - Distribution
- Multiples selection:
  - Enterprise value / EBITDA (EV/EBITDA)

Discounted Cash Flow Methodology ("DCF")

DCF Methodology used by Providence Capital

- The method of discounted cash flow (DCF) estimates the value of the business / company by adding free cash flows generated by the company discounted to present value.
- For the distribution company, Enel Distribución, we used the 5-year financial projections provided by management, whilst for the energy generation companies, we used a 10-year explicit projected period, with the purpose of normalizing the free cash flow, capturing the normalization of margins related to the PPA contract profiles (with quantities and prices) and maturity of projects under development and soon to be developed, whereas the continuing cash flows were estimated through terminal value formulas.
- This methodology distinguishes between operational and financial elements which add to the Enterprise Value.
- The operational elements are represented in the projected operational free cash flows (excluding financial flows such as interest paid and received).
- Financial elements are considered in the discount rate (WACC), at which the operating free cash flows are discounted back to present value. The WACC is obtained by multiplying the proportional share of each source of capital by their respective cost (i.e. cost of debt multiplied by the proportional share of debt in total capital).

Free Cash Flow by Company or Asset

- Free Cash Flow (FCF) = Income – Operational Costs (excluding Depreciation & Amortization) – Taxes – CapEx – Variations of Working Capital

Terminal Value

- The terminal value reflects the sum of the expected free cash flows of the company beyond the explicitly projected period
- Our model assumes the traditional formula of perpetuity for Gx businesses and an approach based on expected returns on new investments in those regulated industries such as Dx, subject to regulatory limits, target growth rates and discount rates, considering that the Dx business is mainly regulated.
- Normalized free cash flows for the first year post explicit forecast period are used for these calculations.

DCF – WACC (discount rate)

WACC parameters

- The company's cost of capital reflects the opportunity cost (or profitability) for all the capital providers of the company weighted by their relative contribution to the company's capital
- The cost of capital used to calculate the net present value of the free cash flows to the firm is determined by the Weighted Average Cost of Capital ("WACC") of the firm or project being valued.
- The WACC is calculated based in the following formula:

WACC(t) = Ke * E/(D+E) + Kd * D/(D+E), where:

Ke = Cost of Equity

Kd = After Tax Cost of Debt

E = Market Value of Equity

D = Value of Debt

Cost of Equity (Ke)

- The standard model to estimate the cost of equity is the capital asset pricing model (CAPM). A basic principle of the model is that the required rate of return for a risky asset can be broken down into two parts = Rate of return for a risk-free asset + Risk premium.
- Another basic principle of the model is that the total risk (measured by the variance of an asset's return) of a risky asset can also be split into two parts = Undiversifiable risk (systematic risk) + Diversifiable risk (unsystematic risk)
- The CAPM states that:

Ke = (Rf + Cr)+ ß*(MRP), where:

Ke = cost of Equity

Rf = Risk Free Rate of Return

Cr = Country Risk Premium

Rm = Expected rate of return of the market portfolio of risky assets

MRP = Market risk premium (Rm-Rf)

ß = Equity beta (levered beta)

DCF – WACC (discount rate)

Risk Free Rate (Rf)	▪ The currency and duration of the risk free rate should match the currency and duration of the cash flows that are being discounted. We have used the 10-year sovereign bond of the United States to calculate the risk free rate. ▪ The Rf used is 2.34%
Country risk premium (Cr)	▪ As a proxy for country risk premium we used the EMBI of Chile of JP Morgan. The EMBI is the spread between the interest rates paid by bonds denominated in dollars, issued by underdeveloped countries, and the US Treasury bonds, considered as "risk free". ▪ The Cr used for Chile is 1.26%.
Market risk premium (MRP)	▪ The MRP is the additional return over the risk free return required by investors before they will invest in the market portfolio. ▪ As proxy MRP, we considered the average MRPs used by international investment banks, some of which cite sources such as Morningstar and Ibbottson. The MRP used is 6.6 %.
Capital structure	▪ The capital structure of each company is calculated based on market averages observed in Gx and Dx companies in Chile separately, and in Chile Peru and Colombia, which is consistent with the comparables used for calculating the Betas. For EGPLA, which is a renewable energy company with a strong portfolio of long term contracts, both for capital structure and for beta calculation, a sample of renewables companies listed in the Americas and Europe was observed, due to the absence of comparables listed in Chile.
Cost of debt	▪ The cost of debt was estimated as the 10-year average marginal cost of borrowing in USD, observed in comparable companies in the industry, with similar risk profile.
Corporate income tax rate	▪ The nominal tax rate for capital gains in Chile for the medium and long term was used, according to the current legislation.

DCF – WACC (discount rate)

Beta (ß)

- Beta is a measure of systematic market risk, non-diversifiable. The coefficient Beta attempts to indicate what proportion of a company's share price variation may be explained by the variation in the market portfolio.
- It is calculated through a linear regression between the series of variations in the share price and the series of variations in the market portfolio (Index MSCI World) over a certain period of time, both in USD
- For illiquid stocks and markets, such as the Latin-American Stock Market, the best approach to calculate a company's Beta is to determine a set of comparable companies in order to build an industry average unlevered Beta (asset Beta), and this is taken as reference for the unlevered Beta of the company under study. This Beta is then re-levered to reflect the company's target capital structure (equity Beta).
- For our analysis, based on the leveraged Betas (obtained from Capital IQ) we calculate the unlevered Beta for conventional Generation companies, renewable Generation and Distribution companies.
- Beta is composed of both operational and financial risk. In order to obtain the operational risk of the business, the equity beta is unlevered based on the company's market value debt to equity structure and income tax rate according to the following formulas:

  $ß^U = ß^L / (1 + (1 - Tc) * (Debt/Equity))$, where:

  Tc = Corporate Tax Rate

  $ß^U$ = Unlevered beta

  $ß^L$ = Levered beta
- The average unlevered beta of the set of comparable companies is then re-levered to the company's target capital structure, or the group of companies under valuation, in accordance to the following formula:

  $ß^L = ß^U * (1 + (1 - Tc) * (Debt/Equity))$

Key value drivers

Macroeconomic scenario

- Exchange rates
- GDP growth rates
- Electricity demand growth
- Inflation rates
- Commodity prices: coal, gas, diesel
- Interest rates
- Country risk rates
- Regulatory framework
- Energy price expectations in the long-term

Revenues

- Capacity
- Load factor
- Effective generation
- Other revenues
- Long term contracts with large energy consumers
- Transmission tolls
- Distribution tariff
- Tariff revisions
- Mix of regulated and unregulated customers

Costs / Taxes

- Fixed costs
- Variable costs
- Operating costs & of holding companies (overheads)
- Taxes

CapEx / Working Capital

- Investments:
  - Expansion
  - Maintenance
- Treatment of terminal values
- Oscillations of accounts receivable and payable (insignificant in these industries and assets)

WACC

- Risk free rates
- Country risk (EMBIs)
- Betas
- Market risk premium
- Debt costs
- Capital structures

General conventions used in the valuations

Valuation date	▪ Valuation and calculation of the exchange ratio as of [June 30, 2017].
Forecast period	▪ Projections up to 5 and 10 years, as were provided by the management of the companies, combined with our own considerations, with the purpose of normalizing the cash flows. These projections are not included in this report as they are confidential, according to the request of the administration of the companies.
Currencies	▪ The cash flows were expressed in local currency, nominal, being for all companies the local currency their functional currency, except for a few Generation companies, where the functional currency is USD. ▪ Free cash flows (FCF) were converted into USD considering the exchange rate projections provided by management and international banks consensus. FCF were then discounted using nominal WACCs in USD.
Macroeconomic assumptions	▪ Exchange rate projections provided by management and international investment banks consensus. ▪ GDP and inflation projections provided by management. ▪ Information obtained from public sources.
Taxes	▪ To calculate terminal values, the nominal rate of Chile was used.

Share exchange ratio

Share exchange ratio

- Initially, we obtain the equity value of each of the Companies (Enel Chile, EGPLA) by the sum of parts method.
- The equity value of Enel Chile is divided by the number of shares of Enel Chile pre transaction, obtaining the value per share of Enel Chile.
- The equity value of EGPLA is then divided by the value per share of Enel Chile, therefore, obtaining the number of shares to be issued by Enel Chile to be delivered to EGPLA shareholders.
- The number of additional shares to be issued by Enel Chile is divided by the number of EGPLA shares previous to the transaction.
- Following this, we obtain the exchange ratio, which would be the number of shares that Enel Chile should deliver to the EGPLA shareholders for each share of EGPLA in order to implement the merger.

Chile macroeconomic projections

- The main macroeconomic projections were provided by management, based on forecasts provided by the team of economists of the group, whereas the exchange ratios were obtained from a consensus of different international banks, and are shown in the table below:

Forecast		2017E	2018E	2019E	2020E	2021E	2022E
GDP, real	%	1,9%	2,5%	2,9%	3,2%	3,2%	3,2%
CPI, Chile	%	3,0%	3,0%	3,0%	3,0%	3,1%	3,1%
CLP/USD	aop	650	637	639	640	625	610
CLP/USD	eop	636	637	641	633	618	603

Source: The company

Table of contents

Summary of valuations and implied multiples

- The table below summarizes the DCF valuations of Enel Chile and EGPLA through the sum-of-the-parts methodology.
- The table shows the mid equity values of our base cases, both for the Enterprise Values and the respective Equity Values after deducting the *Equity Bridges*.
- The sensitivity analysis showing Low and High points is obtained as a +/- 5% with respect to our mid values.
- The last column shows the implied EV/EBITDA 2018E multiples from the Enterprise Values obtained through our DCF methodology.

Company	Business	Valuation Methodology	Enterprise Value (EV) (USD mln)			Equity Bridge	Equity (USD mln)			Implied
		DCF	Low	Mid	High		Low	Mid	High	EV/EBITDA 2018E
ENEL CHILE INDIVIDUAL	Holding	100%	-283	-298	-313	-384	101	86	71	n/a
ENEL GENERACIÓN INDIVIDUAL	Gx	100%	5.646	5.944	6.241	1.518	4.128	4.425	4.722	9,9x
PEHUENCHE	Gx	100%	2.362	2.486	2.611	126	2.236	2.360	2.484	11,5x
CANELA	Gx	100%	28	29	31	158	-130	-129	-127	3,4x
GAS ATACAMA	Gx	100%	455	479	503	-155	611	634	658	5,6x
ENEL DISTRIBUCIÓN	Dx	100%	2.760	2.906	3.051	253	2.508	2.653	2.798	9,3x
EGPLA	Gx	100%	2.887	3.039	3.190	1.123	1.764	1.915	2.067	11,4x

Equity values of the Companies

- The table below calculates the equity value attributable to each of the companies according to the attributable equity ownership on each company of both Enel Chile and EGPLA..
- Therefore, the total Equity Value for each of the companies is obtained by adding up the corresponding Equity Values, following the sum-of-the-parts methodology.
- The Low - High points range corresponds to the calculation of the Enterprise Values sensitized with a +/- 5% range with respect to the mid values calculated and described in the previous slide.

Company	Business	Equity (100%)	Ownership Adjustment	Equity for Enel Chile (USD mln)			Equity for EGPLA (USD mln)		
				Low	Mid	High	Low	Mid	High
ENEL CHILE INDIVIDUAL	Holding	86	100,00%	101	86	71			
ENEL GENERACIÓN INDIVIDUAL	Gx	4.425	59,98%	2.476	2.654	2.833			
PEHUENCHE	Gx	2.360	55,57%	1.242	1.311	1.381			
CANELA	Gx	-129	45,77%	-60	-59	-58			
GAS ATACAMA	Gx	634	61,03%	373	387	402			
ENEL DISTRIBUCIÓN	Dx	2.653	99,09%	2.485	2.629	2.773			
EGPLA	Gx	1.915	93,68%				1.652	1.794	1.937
SUM OF PARTS (∑)				**6.617**	**7.009**	**7.401**	**1.652**	**1.794**	**1.937**

Enel Chile: most relevant companies in terms of equity value

Enel Chile equity value composition, in USD million


8.000
7.000
6.000
5.000
4.000
3.000
2.000
1.000
0
Enel Chile Ind.
86
Enel Dx
2.629
Enel Gx
4.280
Direct ownership of EC over GAT & Canela
14
ENEL GENERACION Total Equity
7.009

Source: The company, Providence Capital

Enel Generación Chile: most relevant companies in terms of equity value

Enel Generacion equity value composition, in USD million


8.000
7.000
6.000
5.000
4.000
3.000
2.000
1.000
0
Canela
-94
Gasatacama
618
Pehuenche
2.186
Enel Generacion, Ind.
4.425
ENEL GENERACION
Total Equity
7.135

Source: The company, Providence Capital

WACC - Generación

Our DCF valuation methodology is based on the calculation of a nominal USD WACC that reflects the returns required from the different sources of capital for each asset in relation to country risk and asset's industry, among other factors.

Our analysis assumes the use of an unlevered Beta for the conventional electricity generation companies, based on a comparable analysis of companies listed in Chile, whilst it was observed a sample of renewable energy companies listed in the Americas and Europe to understand the Beta and WACC attributable to similar companies, after which process, we decided to calculate an average between the result obtained with this last sample and the WACC of conventional generation obtained for Chilean companies.

In this manner, a WACC of 7.4% is used for the conventional generation companies, and a 7.1% WACC is used for EGPLA.

WACC Calculation

Generation	Chile Conv.	Renew. Am Eur	Average
US Risk Free Rate: Rf	2,34%	2,34%	-
Country Risk Premium: Rp	1,26%	1,26%	-
Country Risk Free Rate: Rfp	3,60%	3,60%	-
Unlevered Beta: Bd	0,65	0,62	-
Debt/Equity: D/E	31,8%	99,6%	-
Corporate Tax Rate: Tc	27,0%	27,0%	-
Levered Beta: Bl	0,80	1,08	-
Market Risk Premium: PRM	6,6%	6,6%	-
Cost of Equity: Ke	8,9%	10,7%	-
Cost of Debt (Before Tax): Kdpt	4,0%	4,0%	-
Corporate Tax Rate: Ic	27,0%	27,0%	-
Cost of Debt (After Tax): Kd	2,9%	2,9%	-
D/(D+E)	24,1%	49,9%	-
E/(D+E)	75,9%	50,1%	-
WACC	**7,4%**	**6,8%**	**7,1%**

Source: Capital IQ, Providence Capital

WACC – Distribution

The unlevered Beta used is 0.57, which when being re-levered, results in a levered Beta of 0.71.

This analysis yields a WACC of 6.9% for the electricity Distribution business

WACC Calculation	
Distribution	**Chile**
US Risk Free Rate: Rf	2,34%
Country Risk Premium: Rp	1,26%
Country Risk Free Rate: Rfp	3,60%
Unlevered Beta: Bd	0,57
Debt/Equity: D/E	34,2%
Corporate Tax Rate: Tc	27,0%
Levered Beta: Bl	0,71
Market Risk Premium: PRM	6,6%
Cost of Equity: Ke	8,3%
Cost of Debt (Before Tax): Kdpt	4,0%
Corporate Tax Rate: Ic	27,0%
Cost of Debt (After Tax): Kd	2,9%
D/(D+E)	25,5%
E/(D+E)	74,5%
WACC	**6,9%**

Fuente: Capital IQ, Providence Capital

Beta calculation – Generation & Distribution

In general terms, to calculate the Beta for the energy generation and distribution businesses, we favored using comparable companies listed in Chile, with the purpose of calculate an average unlevered Beta of the industry, as we believe that this approach better reflects/captures the competitive and regulatory conditions of the Chilean market.

In this manner, an unlevered Beta of 0.65 was obtained for conventional generation companies and an unlevered Beta of 0.57 for distribution companies.

To calculate the renewable generation Beta, we had to analyze a sample of relatively comparable companies listed in international stock exchanges (Europe and the US). Through this approach, we calculated an unlevered Beta of 0.62 for renewable generation companies.

Industry	Beta
Generation (Gx)	
Unlevered Beta	0,65
Target Debt/Equity ratio	32%
Levered Beta for WACC calculation	**0,80**
Distribution (Dx) y Transmission (Tx)	
Unlevered Beta	0,57
Target Debt/Equity ratio	34%
Levered Beta for WACC calculation	**0,71**
Generation - Renewables (GxR)	
Unlevered Beta	0,62
Target Debt/Equity ratio	100%
Levered Beta for WACC calculation	**1,08**

Fuente: Capital IQ, Providence Capital

Multiples for listed companies

- Our analysis takes into consideration the use of trading multiples only as a complementary referential method with respect to the values obtained by DCF.
- An analysis of listed companies in Chile, Peru and Colombia was made, given the level of similarity between theses markets with regards to both regulatory matters and the amount of risk perceived by investors.
- In generation, we used multiples of companies listed in Chile considering there is a relevant sample of comparables, whilst for energy distribution (including some transmission assets), we worked with a sample of listed companies in Chile, Peru and Colombia, including a non-electric regulated utility company.
- The sample of comparable companies for the calculation of the multiples was adjusted by liquidity criteria, type of industry, market and analyst coverage of Equity Research.
- The multiples presented were calculated splitting the Enterprise Value of the companies in relation to the estimates of a forecast for 2018 EBITDAs from a consensus of analysts in the market, given that some companies do not present significant coverage.
- This analysis provides an average EV/EBITDA multiple of 8.2x for the conventional generation sector, 8.9x for the distribution sector and 11.0x for renewable generation.

Industry	Multiple
Generation (Gx)	**EV/EBITDA 2018E**
Minimum	8,1x
Median	**8,2x**
Average	**8,2x**
Maximum	8,4x
Distribution (Dx) & Transmission (Tx)	**EV/EBITDA 2018E**
Minimum	7,2x
Median	**9,2x**
Average	**8,9x**
Maximum	10,3x
Generation - Renewable (GxR)	**EV/EBITDA 2018E**
Minimum	8,2x
Median	**11,4x**
Average	**11,0x**
Maximum	14,6x

Fuente: Capital IQ, Providence Capital

Transaction multiples

- An analysis of transactions of M&A was made, where transactions in Chile, Peru and Colombia were privileged over other countries given the level o similarity between theses markets with regards to both regulatory matters and the amount of risk perceived by investors.
- Thus, the sample was cleaned to isolate the transactions in the rest of the markets.
- In generation, two transactions were considered in Peru (Isagen in 2016 and Generandes in 2014) and one in Chile (Guacolda in 2014)
- This analysis throws an average EV/EBITDA multiple of 10.5x for the generation sector.
- Alternatively, applying the same analysis criteria for the distribution sector, it was decided to observe a sample 3 transactions, which are CGE (2014) and Chilquinta (2011) in Chile, and Luz del Sur (2011).
- This analysis gives as result an average EV/EBITDA multiple of 10.0x for the distribution sector.

Industry	Multiple
Generation (Gx)	**EV/EBITDA**
Minimum	8,4x
Median	**11,1x**
Average	**10,5x**
Maximum	11,9x
Distribution (Dx) & Transmission (Tx)	**EV/EBITDA**
Minimum	6,6x
Median	**9,0x**
Average	**10,0x**
Maximum	14,3x

Fuente: Capital IQ, Providence Capital

Table of contents

Exchange ratio calculation

- The medium point of our exchange ratio (15.19x) is a result of the mid value estimated for the Equity Value of the Companies.
- Given that the Equity Value of the companies is highly dependent on a wide number of variables, we sensitized some critical variables and their impact on the exchange ratio. Variables sensitized include, among other:
  - Variation in the WACCs of the companies.
  - Reduction of the projected EBITDA margin for EGPLA throughout the explicit projection and terminal value, assuming that not all the expected cash cost reductions are achieved regarding operational optimization and synergies.
  - Variation in the probability assigned to the short term and medium term projects of EGPLA.
  - Holding discount of 5% affecting the value of Enel Chile.
  - Others.
- The minimum value (14.03x) obtained for the exchange ratio of shares is achieved with the scenario where the WACC of Enel Generacion equals EGPLA's at 7.4%, and also considering that only 50% of the short term projects of EGPLA are materialized. On the other hand, the maximum exchange ratio value (16.20x) is obtained in the scenario where a higher probability of success is considered for the short and medium term new projects that are still not contracted, working with 75% and 25% probabilities of success, respectively, and also considering a WACC for EGPLA of 7.1% instead of the 7.4% WACC of the Enel Generacion, to account for its long-term highly contracted portfolio of renewable energy generation assets.

Exchange ratio calculation: sensitivity analysis

Scenarios sensitizing Exchange Ratio

	Scenarios description		Exchange Ratio Enel Chile - EGPLA
1	ST Projects: 50% MT Projects: 0% Holding disc: 0%	WACCs: Base Case WACC EGP: 7,4% EBITDA Mgin EGP: +0%	14,03x
2	ST Projects: 50% MT Projects: 0% Holding disc: 0%	WACCs: Base Case WACC EGP: 7,1% EBITDA Mgin EGP: -5%	14,23x
3	ST Projects: 0% MT Projects: 0% Holding disc: 0%	WACCs: Base Case WACC EGP: 7,1% EBITDA Mgin EGP: +0%	14,24x
4	ST Projects: 50% MT Projects: 0% Holding disc: 0%	WACCs: Base Case + 5% WACC EGP: 7,47% EBITDA Mgin EGP: +0 %	14,76x
5	ST Projects: 50% MT Projects: 0% Holding disc: 0%	WACCs: Base Case WACC EGP: 7,1% EBITDA Mgin EGP: - 5%	15,19x
6	ST Projects: 50% MT Projects: 0% Holding disc: 0%	WACCs: Base Case - 5% WACC EGP: 6,76% EBITDA Mgin EGP: + 0%	15,62x
7	ST Projects: 50% MT Projects: 0% Holding disc: 5%	WACCs: Base Case WACC EGP: 7,1% EBITDA Mgin EGP: + 0%	15,99x
8	ST Projects: 75% MT Projects: 25% Holding disc: 0%	WACCs: Base Case WACC EGP: 7,1% EBITDA Mgin EGP: + 0%	16,20x

Exchange Ratio Range for Different Scenarios

Min	14,03x
Average	**15,03x**
Base Case / Medium Point	**15,19x**
Max	16,20x

Table of contents

Enel Chile Pro-forma Merger Balance Sheet - June 30, 2017

The consolidated pro-forma financial information of Enel Chile S.A. has been elaborated assuming a merger with EGPLA as of June 30, 2017, and includes the accounting effects generated by such merger, which are explained in the following analysis

Assets	Enel Chile Pro-Forma Merged M$
Current Assets	
Cash and cash equivalents	131.851.607
Other current financial assets	1.858.388
Other current non financial assets	19.803.223
Accounts receivable and other accounts receivable	538.908.458
Accounts receivable from related companies	37.999.319
Inventory	40.146.488
Deferred taxes assets	69.120.875
Total Current Assets	**839.688.358**
Non Current Assets	
Other financial non current assets	31.629.277
Other non financial non current assets	14.587.297
Accounts receivable and other accounts receivable	33.814.994
Accounts receivable to related companies	814.420
Investments accounted using participation method	19.040.613
Intangible assets other than goodwill	85.344.597
Goodwill	913.855.163
Properties, Plants and Equipment	4.994.184.841
Investment property	8.368.004
Deferred tax assets	43.760.626
Total Non Current Assets	**6.145.399.832**
TOTAL ASSETS	**6.985.088.190**

Enel Chile Pro-forma Merger Balance Sheet - June 30, 2017

Equity and Liabilities	Enel Chile Pro-Forma Merged M$
Current Liabilities	
Other current financial liabilities	27.449.279
Accounts payable and other accounts payable	452.669.477
Accounts payable to related companies	66.988.462
Other current provisions	5.249.008
Current tax liabilities	27.320.584
Other non financial current liabilities	10.911.616
Total current liabilities	**590.588.426**
Non Current Liabilities	
Other financial non current liabilities	1.197.118.251
Accounts payable and other accounts payable	3.157.964
Accounts payable to related companies	428.866.953
Other non current provisions	73.737.612
Deferred taxes liabilities	248.197.315
Non current employee benefits provisions	59.959.527
Other non current non financial liabilities	313.419
Total non current liabilities	**2.011.351.041**
TOTAL LIABILITIES	**2.601.939.467**
Shareholders Equity	
Issued Capital	2.912.377.076
Retained earmings	1.675.522.490
Other reserves	(1.036.620.291)
Equity atributable to controller's shareholders	**3.551.279.275**
Non controling interest	**831.869.448**
Total Equity	**4.383.148.723**
TOTAL EQUITY AND LIABILITIES	**6.985.088.190**

Table of contents

[Preliminary Draft – Courtesy Translation]

Providence Capital
CORPORATE FINANCE ADVISORY

Pro-forma Consolidation Spreadsheet – June 30, 2017

ASSETS	Enel Chile Consolidated Histórical M$	Enel Green Power Latin América Ltda. consolidated M$	Alocation Adjustments [Push Down] M$	Enel Green Power Latin América Ltda. Combined M$	Merger pro-forma adjustments M$	Note	Enel Chile Pro-Forma merged M$
	(1)	(2)	(3)	(4)	(5)		(6)
Current Assets							
Cash and cash equivalents	129.147.282	2.704.325	-	2.704.325	-		131.851.607
Other current financial assets	1.718.223	140.165	-	140.165	-		1.858.388
Other current non financial assets	16.499.709	3.303.514	-	3.303.514	-		19.803.223
Accounts receivable and other accounts receivable	450.715.325	88.193.133	-	88.193.133	-		538.908.458
Accounts receivable from related companies	23.944.615	28.523.948	-	28.523.948	(14.469.244)	(i)	37.999.319
Inventory	37.445.485	2.701.003	-	2.701.003	-		40.146.488
Deferred taxes assets	64.785.054	4.335.821	-	4.335.821	-		69.120.875
Total Current Assets	**724.255.693**	**129.901.909**	-	**129.901.909**	**(14.469.244)**		**839.688.358**
Non Current Assets							
Other financial non current assets	30.278.775	1.350.502	-	1.350.502	-		31.629.277
Other non financial non current assets	14.385.353	201.944	-	201.944	-		14.587.297
Accounts receivable and other accounts receivable	33.814.994	-	-	-	-		33.814.994
Accounts receivable to related companies	-	814.420	-	814.420	-		814.420
Investments accounted using participation method	19.040.613	-	-	-	-		19.040.613
Intangible assets other than goodwill	43.340.876	42.003.721	-	42.003.721	-		85.344.597
Goodwill	887.257.655	7.313.169	19.284.339	26.597.508	-		913.855.163
Properties, Plants and Equipment	3.488.087.289	1.506.097.552	-	1.506.097.552	-		4.994.184.841
Investment property	8.368.004	-	-	-	-		8.368.004
Deferred tax assets	24.017.263	19.743.363	-	19.743.363	-		43.760.626
Total Non Current Assets	**4.548.590.822**	**1.577.524.671**	**19.284.339**	**1.596.809.010**	-		**6.145.399.832**
TOTAL ASSETS	**5.272.846.515**	**1.707.426.580**	**19.284.339**	**1.726.710.919**	**(14.469.244)**		**6.985.088.190**

Note (i): See page 50

Pro-forma Consolidation Spreadsheet – June 30, 2017

Equity and Liabilities	Enel Chile Consolidated Historical M$	Enel Green Power Latin América Ltda. consolidated M$	Alocation Adjustment [Push Down] M$	Enel Green Power Latin América Ltda. Combined M$	Merger Pro-forma Adjustments M$	Note	Enel Chile Pro-Forma Merged M$
	(1)	(2)	(3)	(4)	(5)		(6)
Current Liabilities							
Other current financial liabilities	23.759.148	3.690.131	-	3.690.131	-		27.449.279
Accounts payable and other accounts payables	381.290.852	71.378.625	-	71.378.625	-		452.669.477
Accounts payable to related companies	57.668.817	23.788.889	-	23.788.889	(14.469.244)	(i)	66.988.462
Other current provisions	5.249.008	-	-	-	-		5.249.008
Current tax liabilities	26.658.951	661.633	-	661.633	-		27.320.584
Other non financial current liabilities	10.911.616	-	-	-	-		10.911.616
Total current liabilities	**505.538.392**	**99.519.278**	-	**99.519.278**	**(14.469.244)**		**590.588.426**
Non Current Liabilities							
Other financial non current liabilities	843.858.793	353.259.458	-	353.259.458	-		1.197.118.251
Accounts payable and other accounts payable	1.144.501	2.013.463	-	2.013.463	-		3.157.964
Accounts payable to related companies	-	428.866.953	-	428.866.953	-		428.866.953
Other non current provisions	64.526.567	9.211.045	-	9.211.045	-		73.737.612
Deferred taxes liabilities	196.627.818	51.569.497	-	51.569.497	-		248.197.315
Non current employee benefits provisions	58.963.092	996.435	-	996.435	-		59.959.527
Other non current non financial liabilities	313.419	-	-	-	-		313.419
Total non current liabilities	**1.165.434.190**	**845.916.851**	-	**845.916.851**	-		**2.011.351.041**
TOTAL LIABILITIES	**1.670.972.582**	**945.436.129**	-	**945.436.129**	**(14.469.244)**		**2.601.939.467**
Shareholders Equity							
Issued Capital	2.229.108.975	549.504.009	-	549.504.009	133.764.092	(ii)	2.912.377.076
Retained eaernings	1.675.522.490	113.977.550	-	113.977.550	(113.977.550)	(ii)	1.675.522.490
Other reserves	(1.036.620.291)	502.203	19.284.339	19.786.542	(19.786.542)	(ii)	(1.036.620.291)
Equity atributable to controller's shareholders	**2.868.011.174**	**663.983.762**	**19.284.339**	**683.268.101**	-		**3.551.279.275**
Non controling interest	733.862.759	**98.006.689**	-	**98.006.689**	-		**831.869.448**
Total Equity	**3.601.873.933**	**761.990.451**	**19.284.339**	**781.274.790**	-		**4.383.148.723**
TOTAL EQUITY AND LIABILITIES	**5.272.846.515**	**1.707.426.580**	**19.284.339**	**1.726.710.919**	**(14.469.244)**		**6.985.088.190**

Note (i) & (ii): See page 50

Pro-forma Consolidation Spreadsheet – June 30, 2017

The pro-forma consolidation spreadsheet considers:

1) **Enel Chile Consolidated:** Corresponds to the historical consolidated financial information of Enel Chile S.A. and its subsidiaries as of June 30, 2017 that has been reviewed by EY Audit SPA, which issued a review report dated June 25, 2017. This report was presented to the "Superintendencia de Valores y Seguros (SVS)".

2) **Enel Green Power Latin America Ltda. Consolidated:** Corresponds to the historical consolidated financial information of Enel Green Power Latin America Ltda. and its subsidiaries as of June 30, 2017, that was reviewed by EY Audit SpA, which issued a review report dated September 28, 2017.

3) **"Push Down" adjustment allocation:** Corresponds to the allocation of "push down" adjustments performed when the amounts in the net assets books of the financial statements of the transferred entity, Enel Green Power Latin America Ltda, differ from the amounts in the books of the consolidated financial statements of the ultimate parent company (Enel SpA). This is occurs because the net assets being transferred to Enel Chile S.A. were originally acquired in a combination of businesses by Enel SpA, adjustments that due to the application of accounting standards were not assigned to Enel Green Power Latin America Ltda, and were registered in the acquiring company (Enel SpA). The accounting application in a joint control transaction require that those adjustments are reflected once Enel Chile S.A. obtains control over Enel Green Power Latin America Ltda.

   The adjustments are related to:

   a. Goodwill: Represents the excess value of the total consideration transferred by Enel plus the amount of any non controlling interest of the identifiable assets acquired and the liabilities incurred, assessed at fair value at the date of EGPLA acquisition.

   b. Other reserves: Represents the reserve related to the acknowledgment of the net assets at fair value in Enel SpA at the date of Enel Green Power Latin America's acquisition.

4) ***Enel Green Power Latin America Ltda. Combined***: Corresponds to Enel Green Power Latin America Ltda. and subsidiaries' historical consolidated financial information as of June 30 2017, adjusted by the allocation of the "Push Down" adjustment.

Pro-forma Consolidation Spreadsheet – June 30, 2017

(5) *Merger Pro-forma adjustments*:

(i) Corresponds to the elimination of the intercompany balances between Enel Chile S.A (and subsidiaries) and Enel Green Power Latin America Ltda (and subsidiaries), as of June 30, 2017.

(ii) Represents the elimination of the shareholders equity attributable to the owners of Enel Green Power Latin America Ltda.'s controlling company and the capital increase in Enel Chile as a result of the merger transaction proposed

Issued Equity

- Elimination of Enel Green Power Latin America Ltda. issued capital	(549,504,009)
- Equity increase in Enel Chile S.A. due to the proposed merger transaction	683,268,101

(6) Enel Chile merged pro-forma: Corresponds to the consolidated financial information of Enel Chile S.A. and subsidiaries as of June 30, 2017, assuming that the merger with Enel Green Power Latin America Ltda took place on June 30, 2017, including the accounting effects that such merger would generate